UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Opower, Inc.

(Name of Subject Company)

Opower, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

68375Y109

(CUSIP Number of Class of Securities)

Daniel Yates

Chief Executive Officer

Opower, Inc.

1515 North Courthouse Road, 8th Floor

Arlington, VA 22201

(703) 778-4544

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Cable, Esq.

Richard A. Kline, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Opower, Inc., a Delaware corporation (“Opower,” the “Company,” “we,” “our” or “us”). The address of the Company’s principal executive office is 1515 North Courthouse Road, 8th Floor, Arlington, Virginia 22201. The telephone number of the Company’s principal executive office is (703) 778-4544.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.000005 per share (the “Shares”). As of May 11, 2016, there were 53,592,014 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.opower.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Olympus II Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding Shares at a price per Share equal to $10.30 (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Oracle, Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2016 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, titled “The Merger Agreement; Other Agreements” of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), as soon as practicable (and, in any event, within two (2) business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a subsidiary of Oracle (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares that are held by the Company as treasury stock or owned by Parent, Purchaser, Oracle or any subsidiary of the Company and (ii) Shares held by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly held and Opower will become a subsidiary of Oracle.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on May 16, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 13, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent, Purchaser and Oracle are Oracle Corporation, 500 Oracle Parkway, Redwood City, CA 94065, (650) 506-7000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser, Oracle or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Parent, Purchaser and Oracle.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Parent, Purchaser and, solely for certain limited purposes, Oracle, in relation to the Offer, the Merger, and the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent, Purchaser or Oracle. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent, Purchaser or Oracle, in the Company’s or Oracle’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent, Purchaser and Oracle and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent, Purchaser or Oracle. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, Purchaser or Oracle, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement is contained in Section 11 titled “The Merger Agreement; Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Oracle and the Company entered into a confidential disclosure agreement with an effective date of April 11, 2016 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Oracle and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

The Company and Oracle entered into an exclusivity agreement (the “Exclusivity Agreement”) dated as of April 16, 2016 and effective as of April 16, 2016 whereby, in connection with discussions regarding a possible transaction between the Company and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Oracle agreed that, from April 16, 2016 through the later of (i) May 6, 2016 and (ii) the date on which Oracle reduced, or proposed a reduction in, the purchase price of $10.30 per Share in cash proposed by Oracle, the Company and its representatives would (x) terminate any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined in the Exclusivity Agreement) and (y) would not, and would not permit its representatives to, directly or indirectly, (a) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition or (b) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity that may be considering a Third Party Acquisition.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements dated as of May 1, 2016 (the “Tender and Support Agreements”) with Jeremy Kirsch, Thomas Kramer, Alex Laskey, Mark McLaughlin, Dipchand Nishar, Gene Riechers, Marcus Ryu, Donald Saelinger, Jon Sakoda, Daniel Yates and New Enterprise Associates 12, Limited Partnership (each a “Supporting Stockholder”). Excluding Shares underlying Company Compensatory Awards, as of May 1, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 24,572,261 Shares (or approximately 45.9% of all Shares outstanding as of May 1, 2016). Including Shares which may be issued under Company Compensatory Awards which are exercisable for or may become vested and settled for Shares within 60 days of May 1, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 26,738,417 Shares as of May 1, 2016 (or approximately 49.9% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of May 1, 2016).

The Tender and Support Agreements provide that, no later than five (5) business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”). The Tender and Support Agreements also provide that, during the period from the date of the Tender and Support Agreements until the earlier to occur of: (i) the Effective Time; (ii) the date the Merger Agreement is validly terminated; or (iii) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the Offer Price or changes the form of consideration payable thereunder to such Supporting Stockholder (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement), and that Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

The summary of the Tender and Support Agreements contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of May 16, 2016, none of Parent, Purchaser or Oracle beneficially owned any Shares, except for Shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of the Company.

Overview

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Company’s Amended and Restated 2007 Stock Plan, as amended (the “2007 Plan”), the Company’s 2014 Stock Incentive Plan (the “2014 Plan” and, together with the 2007 Plan, the “Company Stock Plans”), the offer letter between Jeremy Kirsch and the Company, the employment agreement between Thomas Kramer and the Company and the award agreements governing Company Compensatory Awards (as defined below) held by Mr. Kirsch and Mr. Kramer. For further information with respect to the arrangements between the Company and its named executive officers, see the information included below in this Item 3 under “ — Golden Parachute Compensation.” The 2007 Plan and the 2014 Plan are filed as Exhibits (e)(5) and (e)(6) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors were to tender any Shares they beneficially own pursuant to the Offer, under the terms of the Merger Agreement, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of May 4, 2016, those executive officers and directors of the Company set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 26,738,417 Shares (excluding for this purpose Shares underlying Company Compensatory Awards (defined below), which are set forth separately in the table below). If the executive officers and directors were to tender all 26,738,417 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $275,405,695 in cash, without interest. As indicated below, to the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of Company Compensatory Awards under the Merger Agreement, assuming there is no right to change in control benefits under the Compensatory Award Agreements (as defined below), which are discussed separately below under the section titled “Agreements or Arrangements with Executive Officers of the Company.”

Company Compensatory Awards

The Merger Agreement provides that the unvested portion of each option to purchase Shares (each, a “Company Stock Option”), each restricted Share (the “Company Restricted Stock”) and each restricted stock unit with respect to Shares (each, a “Company RSU” and, together with the Company Stock Options and the Company Restricted Stock, the “Company Compensatory Awards”) that is outstanding immediately prior to the Effective Time, and that is held by a person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time, will be assumed by Oracle and converted automatically at the Effective Time into an option, restricted stock award or restricted stock unit award denominated in shares of Oracle common stock and subject to terms and conditions substantially identical to those in effect at the Effective Time (the “Assumed Company Awards”), except that: (1) the number of shares of Oracle common stock that will be subject to each such Assumed Company Award will be determined by multiplying the number of Shares subject to such Assumed Company Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Oracle common stock on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share), and (2) the exercise price or purchase price per share of each such Assumed Company Award, if any, will equal (a) the per share exercise or purchase price of each such Assumed Company Award divided by (b) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

Notwithstanding the foregoing, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the Transactions) of each outstanding Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”), will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange therefor, each former holder of such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Cashed Out Compensatory Award (or relevant portion thereof) immediately prior to the Effective Time, and (y) the Merger Consideration less any per share exercise or purchase price of such Cashed Out Compensatory Award (or relevant portion thereof) immediately prior to such cancellation.

Company Stock Plans

At the Effective Time, the Company Stock Plans pursuant to which any Assumed Company Awards have been granted will be assumed by Oracle.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the Transactions pursuant to their Shares and Cashed Out Compensatory Awards held as of May 4, 2016.

Name	Shares Held (#)	Value of Shares Held ($)	Shares Underlying Vested Company Stock Options (#)	Shares Underlying Company Stock Options Accelerating in Connection with the Transactions (#)	Value of Shares Underlying Vested and Accelerating Company Stock Options ($) (1)	Shares Underlying Restricted Stock Units Accelerating in Connection with the Transactions (#) (2)	Value of Accelerating Company Restricted Stock Units ($) (3)	Aggregate Value for Equity ($)
Daniel Yates	8,047,460	82,888,838	453,934	—	1,661,149	—	—	84,549,987
Alex Laskey	6,267,523	64,555,487	322,180	—	1,168,389	—	—	65,723,876
Mark McLaughlin	66,313	683,024	—	—	—	4,608	47,462	730,486
Dipchand Nishar	81,434	838,770	—	—	—	4,541	46,772	885,542
Gene Riechers	19,459	200,428	58,000	—	476,180	4,940	50,882	727,490
Marcus Ryu	149,223	1,536,997	—	—	—	5,117	52,705	1,589,702
Jon Sakoda	—	—	—	—	—	—	—	—
Jeremy Kirsch	383,974	3,954,932	537,416	—	5,092,802	—	—	9,047,734
Thomas Kramer	563,056	5,799,477	47,849	—	392,840	—	—	6,192,317

(1)	The value was determined by multiplying the number of Shares underlying vested and accelerating Company Stock Options by the difference between $10.30 and the Company Stock Option’s exercise price.
(2)	Assumes that all outstanding Company Compensatory Awards held by the Company’s non-employee directors outstanding as of May 4, 2016, will be accelerated in full. These awards fully vest absent the closing of the Transactions on May 27, 2016.
(3)	The amount reported in this column includes the value of Company Restricted Stock Units that will accelerate in connection with the Transactions. The value was determined by multiplying the number of Shares underlying accelerating Company Restricted Stock Units by $10.30.

Agreements or Arrangements with Executive Officers of the Company

On June 10, 2008, the Company and Mr. Kirsch entered into an offer letter (the “Kirsch Offer Letter”). Pursuant to the Kirsch Offer Letter, in the event that, following the consummation of a “corporate transaction” that constitutes a “triggering event,” each as defined in the 2007 Plan, the Company terminates Mr. Kirsch’s employment for any reason other than “cause,” death or “disability,” each as defined in the 2007 Plan, or Mr. Kirsch resigns his employment for “good reason,” as defined in the Kirsch Offer Letter, the Company will pay Mr. Kirsch severance of $50,000.

On November 14, 2011, the Company and Mr. Kramer entered into an employment agreement (the “Kramer Employment Agreement”). Pursuant to the Kramer Employment Agreement, in the event that Mr. Kramer experiences an involuntary separation from service, including an “involuntary resignation,” as defined in the Kramer Employment Agreement, he will be eligible to receive base salary continuation for six (6) months following termination and Company paid health coverage until the earliest of (i) twelve (12) months following his termination of employment, (ii) the expiration of his eligibility for continuation coverage under COBRA or (iii) the date that he becomes eligible for substantially equivalent health insurance in connection with new employment or self-employment. In addition, in the event of an involuntary separation from service, the Company Stock Option held by Mr. Kramer shall remain exercisable until the earlier of one year following his termination of employment or the expiration date of such Company Stock Option.

The award agreements governing the Company Compensatory Awards held by Mr. Kirsch and Mr. Kramer, each of which was effective on or prior to February 1, 2016, (the “Compensatory Award Agreements”) provide that 50% of the then unvested portion of all Company Compensatory Awards held by Mr. Kirsch and Mr. Kramer shall immediately accelerate and become vested and/or exercisable if their employment is terminated by the Company (or its successor) without “cause” (as defined in the Compensatory Award Agreements) following a “sale event” (as defined in the 2014 Plan).

Under the terms of the Company’s severance policy (the “Severance Policy”), Mr. Yates, Mr. Laskey, and Mr. Kirsch may be eligible to receive up to six (6) months base salary continuation and up to twelve (12) months of COBRA coverage in the event of a termination of their employment. For Mr. Kirsch, these amounts are in addition to the severance payment that he may be entitled to under the terms of the Kirsch Offer Letter.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “corporate transaction” that constitutes a “triggering event” under the terms of the Kirsch Offer Letter and a “sale event” under the terms of the Compensatory Award Agreements.

In connection with the Transactions, on May 1, 2016, Mr. Yates and Mr. Laskey each entered into a letter agreement with Oracle America, Inc. pursuant to which each of Mr. Yates and Mr. Laskey agreed to waive his right to receive 10% of the after-tax proceeds of the aggregate consideration payable to him in connection with the Transactions in respect of the sale of his outstanding Shares until the earliest to occur of (i) the date that is twelve (12) months following the closing date of the Merger, subject to being employed with Oracle America, Inc. through such date, (ii) the last day of his employment relationship if such employment relationship is terminated by Oracle America, Inc. without “cause” or by Mr. Yates or Mr. Laskey for “good reason” prior to the date that is twelve (12) months following the closing date of the Merger, subject to the execution and effectiveness of a release of claims and other standard separation documents or (iii) the date of Mr. Yates or Mr. Laskey’s death or “disability.”

Effect of Merger Agreement on Employee Benefits

The Merger Agreement provides that, effective as of the business day immediately preceding the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), unless otherwise directed by Parent at least ten (10) business days prior to the Acceptance Time, the Company shall take all actions necessary to effect the termination of the Opower, Inc. 401(k) P/S Plan.

The Merger Agreement provides that Parent will use reasonable efforts to cause the service of each Company employee who is continuing employment with the Surviving Corporation or any subsidiary of the Surviving Corporation following the Effective Time (each, a “Continuing Employee”) with the Company and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit or other pension or retirement plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, Oracle, the Surviving Corporation, or any of their respective affiliates, not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such Continuing Employee for such purposes under a comparable Company plan immediately prior to the closing of the Merger and to the extent such credit would not result in a duplication of benefits.

In addition, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan,” as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, in which any Continuing Employee is or becomes eligible to participate, Parent will use reasonable efforts to cause such a plan to (i) subject to certain limitations set forth in the Merger Agreement, waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such provisions would not have applied or would have been waived under the corresponding Company plan in which such Continuing Employee was a participant immediately prior to such Continuing Employee’s commencement of participation in such Parent Benefit Plan, and (ii) provide Continuing Employees and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year, and prior to the date, such continuing employee commences participation in such Parent Benefit Plan, in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company plan.

As of the date of this Schedule 14D-9, other than as set forth in the last paragraph under “Agreements or Arrangements with Executive Officers of the Company,” no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser, Oracle or their affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, other than as set forth in the last paragraph under “Agreements or Arrangements with Executive Officers of the Company,” no discussions have occurred between members of the Company’s current management and representatives of Parent, Purchaser, Oracle or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain other members of the Company’s current management team will enter into arrangements with Parent, Purchaser, Oracle or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Oracle, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of Parent, Purchaser, Oracle or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section titled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Golden Parachute Compensation

Background

In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Company’s named executive officers and the Company or Oracle concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into the Kirsch Offer Letter, the Kramer Employment Agreement, and the Compensatory Award Agreements (together, the “Employment and Compensatory Award Agreements”) that provide for change in control benefits to Mr. Kirsch and Mr. Kramer, and the Company maintains the Severance Policy, pursuant to which Mr. Yates and Mr. Kirsch may be eligible to receive payments and benefits in connection with a termination of employment.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “corporate transaction” that constitutes a “triggering event” under the terms of the Kirsch Offer Letter and a “sale event” under the terms of the Compensatory Award Agreements, pursuant to which the named executive officers may become entitled to receive certain payments and benefits.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer was consummated on May 4, 2016, (ii) each applicable named executive officer incurs a termination of his employment that would trigger severance payments and benefits on the date immediately following the Effective Time, (iii) the Offer Price is $10.30 per Share, and (iv) pursuant to the Compensatory Award Agreement, 50% of the unvested portion of the Company Compensatory Awards held by Mr. Kirsch and Mr. Kramer would accelerate and vest in connection with the termination of their employment. For additional details regarding the terms of the payments quantified below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Agreements or Arrangements with Executive Officers of the Company.” The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)	Equity ($)	Perquisites/Benefits ($)	Total ($)
Daniel Yates (1)	175,000	—	20,800	195,800
Jeremy Kirsch (2)	207,500	936,804	22,816	1,167,120
Thomas Kramer (3)	175,000	1,698,985	23,533	1,897,518

(1)	Pursuant to the Severance Policy, Mr. Yates may be eligible to receive up to six (6) months base salary continuation and up to twelve (12) months of COBRA coverage in the event of a termination of his employment.
(2)

Pursuant to the Kirsch Offer Letter, in the event that, following the consummation of a “corporate transaction” that constitutes a “triggering event,” the Company terminates Mr. Kirsch’s employment for any reason other than “cause,” death or “disability,” or Mr. Kirsch resigns his employment for “good reason,” the Company will pay Mr. Kirsch severance of $50,000. In addition, pursuant to the Severance Policy, Mr. Kirsch may be eligible to receive up to six (6) months base salary continuation and up to twelve (12) months of COBRA coverage in the event of a termination of his employment. The Compensatory Award Agreements provide for “double trigger” accelerated vesting of 50% of the unvested portion of all Company Compensatory Awards held by Mr. Kirsch if he is terminated by the Company without “cause” following a “sale event.” The value of Shares underlying accelerating Company Stock Options was determined by multiplying the number of Shares underlying accelerating Company Stock Options by the difference between $10.30 and the Company Stock Option’s exercise price. The value of accelerating

Company Restricted Stock Units was determined by multiplying the number of Shares underlying accelerating Company Restricted Stock Units by $10.30.
(3)	Pursuant to the Kramer Employment Agreement, in the event that Mr. Kramer experiences an involuntary separation from service, including an “involuntary resignation,” he will be eligible to receive base salary continuation for six (6) months following termination and Company paid health coverage until the earliest of (i) twelve (12) months following his termination of employment, (ii) the expiration of his eligibility for continuation coverage under COBRA or (iii) the date that he becomes eligible for substantially equivalent health insurance in connection with new employment or self-employment. The Compensatory Award Agreements provide for “double trigger” accelerated vesting of 50% of the unvested portion of all Company Compensatory Awards held by Mr. Kramer if he is terminated by the Company without “cause” following a “sale event.” The value for Shares underlying accelerating Company Stock Options was determined by multiplying the number of Shares underlying accelerating Company Stock Options by the difference between $10.30 and the Company Stock Option’s exercise price. The value of accelerating Company Restricted Stock Units was determined by multiplying the number of Shares underlying accelerating Company Restricted Stock Units by $10.30.

Effect of the Merger on Director and Officer Indemnification and Insurance

Pursuant to the Merger Agreement, from and after the Effective Time through the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (i) each indemnification agreement set forth on the disclosure schedules to the Merger Agreement between the Company or any of its Subsidiaries and any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement; provided that such obligations shall be subject to any limitation imposed by the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement and as imposed from time to time under applicable law. If, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Company, the Surviving Corporation or Parent, as applicable, a written notice asserting a claim for indemnification under any of the provisions set forth in clause (i) or (ii) above, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

Pursuant to the Merger Agreement, for six (6) years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, in no event will Parent or the Surviving Corporation be obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid for its officers’ and directors’ liability insurance policy in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”), as disclosed in the disclosure schedules to the Merger Agreement. If such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. In addition, the requirement for the Surviving Corporation to maintain such insurance policies in effect for six (6) years from and after the Effective Time may also be satisfied if prepaid “tail” or “runoff” policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time (and which the Company may obtain prior to the Effective Time), including, in respect of the Transactions; provided, however, that neither the Company nor any subsidiary of the Company shall pay more than 200% of the Current Premium for such prepaid policies without the prior written consent of Parent.

Section 16 Matters

As permitted by the Merger Agreement, the Board will adopt a resolution in connection with the closing of the Transactions so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisors, on May 1, 2016, the Board, among other things, unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement, and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the requirements of Delaware Law, (iii) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of Delaware Law.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “Reasons for the Recommendation of the Board” below.

A copy of the press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) and is incorporated herein by reference. A copy of a press release issued by Oracle, dated May 2, 2016, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(B) and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of the Company and other parties.

The Board, together with the Company’s management and with the assistance of the Company’s advisors, periodically reviews and considers various strategic and other opportunities available to the Company to enhance stockholder value, taking into consideration the Company’s performance, competitive dynamics, macroeconomic developments and industry trends. These reviews have included discussions as to whether the continued execution of the Company’s strategy as a standalone company (including possible operational and capital structure changes) or the possible sale of the Company to, or combination of the Company with, a third party offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action.

In March 2014, in parallel with the Company’s initial public offering process, representatives of the Company had preliminary discussions with several large publicly traded companies, including Oracle, regarding a potential strategic transaction involving the Company. As part of those discussions, the Company and Oracle entered into a mutual confidentiality agreement. All of these discussions, including those with Oracle, were inconclusive and were discontinued by the various parties by late March 2014, based in part on the Company’s belief at such time that its standalone prospects could provide superior long-term value creation for the Company’s stockholders through an initial public offering and continuing to execute on its business plan.

On April 4, 2014, the Company completed its initial public offering.

During 2014 through 2015, representatives of the Company also engaged in preliminary discussions with certain financial sponsors that expressed a potential interest in exploring an investment in, or acquisition of, the Company. None of these discussions resulted in any specific proposals being made, or in any financial sponsors receiving access to any nonpublic information regarding the Company.

From May 2014 into March 2015, members of the Company’s management and representatives of Oracle had periodic discussions regarding ongoing commercial matters, but not regarding a strategic transaction between the parties.

In late September 2014, a representative of Oracle contacted a representative of the Company to convey Oracle’s interest in a potential strategic transaction with the Company. In light of that contact, members of the Company’s management made a presentation to representatives of Oracle concerning the Company and its business in October 2014. No specific proposals were made during these discussions. Following this presentation, a representative of Oracle subsequently informed a representative of the Company that it was not interested in pursuing a strategic transaction with the Company at that time. In parallel with the discussions with Oracle, members of the Company’s management reopened discussions concerning a potential strategic acquisition with certain other large publicly traded companies that were perceived as the most likely and capable acquirers of the Company. These discussions did not result in any specific proposals being made. A representative of the Company informally updated the Board regarding these various discussions.

In April 2015, the Company announced its partnership with Oracle’s Utilities Global Business Unit to enable integration of the Company customer insights into utility systems powered by Oracle, and Oracle’s operational insights into the Company’s customer engagement platform. This partnership continued throughout 2015 and 2016.

In September 2015, a representative of the Company and a representative of Oracle held a meeting in which the representative of Oracle indicated that Oracle might be willing to reengage in discussions regarding a potential strategic transaction involving the Company. The representative of the Company informed the representative of Oracle that the Company was not interested in pursuing a strategic transaction at such time, but suggested that the parties could speak again in early 2016, after the Company announced its 2015 fiscal year end results. A representative of the Company informally updated the Board regarding this meeting.

On February 11, 2016, the Board held a meeting and discussed, among other things, the Company’s operating and financial performance for 2015, management’s 2016 budget and forecasts, and the risks, challenges and strategic opportunities facing the Company in 2016, including its planned transition beyond energy efficiency products to customer care solutions and the potential impact of this transition on bookings and the Company’s updated platform vision and certain product updates. During this meeting, in light of certain events negatively impacting the Company’s 2016 revenue outlook, including the unanticipated rejection of Company programs by gas regulators in Ontario, Canada and several large customer contracts not contributing materially to revenue growth in 2016, the Company’s management discussed with the Board a plan to reduce the Company’s headcount and to revise management’s 2016 plan to account for a reduction in 2016 revenue. Management further advised the Board that they would present a revised plan for approval at a future Board meeting.

On March 7, 2016 (and then again on March 10, 2016), a representative of Oracle contacted a representative of the Company to convey Oracle’s renewed interest in a potential strategic transaction.

From March 7, 2016 through March 11, 2016, a representative of the Company informally updated members of the Board regarding the communications with Oracle and management’s conversations with representatives of Qatalyst Partners LP (“Qatalyst Partners”).

On March 8, 2016, a representative of the Company, in light of the discussions with representatives of Oracle and at the direction of certain of the Company’s directors in prior discussions regarding potential financial advisors, contacted a representative of Qatalyst Partners regarding the possible engagement of Qatalyst Partners as the Company’s financial advisor in connection with a review of the Company’s strategic alternatives, including an expected proposal from Oracle. The Company contacted Qatalyst Partners due to that firm’s qualifications, expertise, reputation and knowledge of the industry in which the Company operates and Qatalyst Partners’ experience in similar situations.

On March 8, 2016 a representative of a financial sponsor (who we refer to as “Party A”) contacted the Company’s chief executive officer and expressed an interest in discussing a potential investment in the Company. To facilitate those discussions, the Company and Party A entered into a mutual confidentiality agreement on March 21, 2016.

On March 22, 2016, members of the Company’s management met with representatives of Party A and gave a presentation concerning the Company and its business. No specific proposals were made during these discussions and Party A was not given access to any nonpublic information regarding the Company.

On March 25, 2016, a representative of Oracle contacted a representative of the Company to schedule a due diligence meeting for March 28, 2016.

On March 28, 2016, a representative of Party A contacted a representative of the Company and requested access to certain nonpublic financial information concerning the Company. The Company’s representative responded that he would need to seek further input from the Board before responding to the request.

On March 28, 2016, a representative of Oracle sent to a representative of the Company a written, non-binding proposal from Oracle to acquire the Company for between $9.00 and $10.00 per Share in cash (the “Initial Proposal”), together with a request for exclusive negotiations. Later that day, a representative of Oracle called a representative of the Company to confirm receipt of Oracle’s Initial Proposal. The representative of the Company acknowledged receipt of Oracle’s Initial Proposal and informed the representative of Oracle that he would have to talk to the Board before responding.

Beginning on March 28, 2016, representatives of Qatalyst Partners, with the assistance of the Company’s management, and in consultation with certain directors, prepared a list of 15 technology companies (including Oracle) and industrial utility companies that may be interested in a potential strategic transaction with the Company. In preparing this list, a variety of factors were considered, including: each company’s potential interest in entering into a potential strategic transaction with the Company given such company’s perceived strategic priorities; such company’s financial strength and resources to pursue a strategic transaction in a timely manner; the risk of leaks as a result of engaging with such company; and such company’s experience completing sophisticated strategic transactions in a timely manner.

In connection with their engagement as a financial advisor to the Company, representatives of Qatalyst Partners represented to the Company that in its good faith reasonable judgment Qatalyst Partners did not have any material conflict of interest in connection with its engagement. Accordingly, on March 29, 2016, following further discussions among the Company’s management and certain directors, the Company entered into an engagement letter with Qatalyst Partners to act as its financial advisor at the direction of the Board. On the same day, representatives of Qatalyst Partners and the Company’s management began to contact the various parties previously identified to discuss their potential interest in a strategic transaction with the Company.

On March 30, 2016, the Board held a meeting to, among other things, discuss Oracle’s Initial Proposal and the contacts initiated by Qatalyst Partners. Members of the Company’s management, representatives of the Company’s legal counsel, Goodwin Procter LLP (“Goodwin Procter”) and representatives of Qatalyst Partners were in attendance. Representatives of Goodwin Procter reviewed with the Board its fiduciary duties in the context of evaluating a possible strategic transaction by the Company. During this meeting, management of the Company updated the Board on the discussions with Oracle and Party A, and reviewed with the Board Oracle’s Initial Proposal. At the request of the Board, representatives of Qatalyst Partners and the Board also discussed

Oracle’s history of previous strategic transactions and the typical accelerated timing of the process related to a potential strategic transaction with Oracle, including Oracle’s track record of success in consummating its announced deals on a relatively short time frame. Representatives of Qatalyst Partners also discussed with the Board the list of 14 strategic parties (other than Oracle) that Qatalyst Partners had prepared, with the assistance of certain directors and Company management, that the Board determined would be most likely to be interested in a strategic transaction with the Company. Qatalyst Partners also advised the Board of the status of the contacts made with such parties. The Board discussed that such parties included all likely potential strategic partners for the Company. The Board also considered the potential advantages and disadvantages of contacting third parties other than Oracle to discuss a potential strategic transaction. The Board determined that approaching the 14 other potential strategic buyers would be prudent and in the best interests of the Company’s stockholders. The Board also discussed that any inquiries to other potentially interested third parties should be explored early enough in an effort to reasonably maximize the amount of time within which such third parties could respond. The Board also discussed the low probability that a financial buyer would submit a competitive proposal given various market factors affecting the ability of financial bidders to make a credible bid to acquire the Company. Accordingly, the Board ratified the previous actions of Qatalyst Partners and the Company’s management with respect to any prior contacts with strategic parties and further authorized Qatalyst Partners and the Company’s management to continue the outreach to, and enter into confidentiality agreements with, those strategic parties that were perceived as the most capable and interested acquirers of the Company. The Board further determined that it would further consider how to respond to Oracle’s Initial Proposal at the next Board meeting scheduled for April 5, 2016.

From March 30 through April 15, 2016, the Company’s management and representatives of Qatalyst Partners, at the direction of the Board, continued contacting the other 14 selected strategic parties to determine their potential interest in a strategic transaction with the Company. The Company entered into confidentiality agreements with four of these parties. Following the execution of these confidentiality agreements, three of these four parties reviewed nonpublic information concerning the Company and attended a management meeting with representatives of the Company. These companies included a multinational software corporation (“Party B”) and two multinational conglomerates (“Party C” and “Party D”). The fourth party, a multinational conglomerate (“Party E”), declined to proceed prior to receiving nonpublic information or attending a management meeting with the Company.

On April 1, 2016, a representative of Party A contacted a representative of the Company to request access to certain nonpublic financial information concerning the Company. The representative of Party A indicated it was interested in conducting diligence on the Company with respect to a potential investment or acquisition. The representative of the Company responded that he would need to seek further input from the Board before responding to the request.

On April 4, 2016, members of the Company’s management and representatives of Qatalyst Partners met with representatives of Party B, and provided an overview of the Company’s business, operations and financial matters.

On April 5, 2016, members of the Company’s management and representatives of Qatalyst Partners met with representatives of Party C, and provided an overview of the Company’s business, operations and financial matters.

On April 5, 2016, the Board held a meeting to, among other things, further discuss Oracle’s Initial Proposal. Members of management and representatives of Qatalyst Partners and Goodwin Procter were in attendance. The Company’s management presented the Company’s updated long-range plan and forecasts for 2016 – 2020 and underlying assumptions, noting that the 2016 forecast had been revised to take into account the Company’s reduced revenue growth outlook and increased margin for 2017, as well as its impending reduction-in-force. The Board discussed certain opportunities and risks facing the Company in the context of the long-range plan, including the challenges faced by the Company in growing revenue and net income, the execution risks associated with new offerings to its core energy efficiency platform and the significant competition for business outside of North America. Following discussion, the Board approved providing the projected financial information as presented to Qatalyst Partners and to the various potential interested parties that may request such information. (See the section titled “—Certain Prospective Financial Information About Opower” on page 27 of this Schedule 14D-9 for further detail). Representatives of Qatalyst Partners then reviewed with the Board certain financial aspects of Oracle’s Initial Proposal, taking into account the updated financial projections, and discussed with the Board the status of the discussions with the other strategic parties contacted by Qatalyst Partners and management. Following discussion with representatives of Qatalyst Partners, the Board determined not to initiate any outreach to potential financial sponsors, including Party A, for reasons discussed at the previous Board meetings. The Board, following discussion with representatives of Qatalyst Partners and Goodwin Procter, also discussed the potential for third parties to pursue an acquisition of the Company following a public announcement of a strategic transaction involving the Company, provided that the definitive acquisition agreement contained appropriate fiduciary protections. The Board further determined that the Company should reject the Initial Proposal but continue discussions with Oracle to seek a price increase of $11.00 per share and other improved terms, and authorized representatives of Qatalyst Partners and the Company’s management to convey the Board’s decision to Oracle. The Board further directed Qatalyst Partners and the Company’s management to continue their outreach to the other potential strategic acquirers previously identified. The Board then ratified the engagement of Qatalyst Partners as the Company’s financial advisor to assist the Board in its evaluation of strategic alternatives.

At this meeting, the Board also established an advisory transaction committee, not as a result of any conflicts of interests, but in order to ensure that the Company could respond quickly to any requests from potential strategic parties without requiring all members of the Board to be present. As a majority of the members of the Board ultimately attended each of the various Board meetings, the committee’s function was determined to be redundant to the deliberations of the full Board, and the transaction committee met only once.

On April 6, 2016, the Company effected a reduction-in-force.

On April 6, 2016, representatives of Qatalyst Partners informed a representative of Oracle that the Board had determined that Oracle’s proposal of $9.00 – $10.00 per Share was insufficient, and that Oracle would need to increase its proposal to $11.00 per Share in cash before the Board would be willing to authorize the Company to enter into exclusive negotiations with Oracle. The representative from Oracle indicated that it would review the Company’s counterproposal and that it would need to conduct further diligence on the Company’s financial outlook before it could consider whether to increase its offer.

On April 6, 2016, representatives of Qatalyst Partners had a conversation with representatives of Party C regarding timing for Party C to make a proposal for a strategic transaction with the Company. The representatives of Party C indicated that it could potentially submit a preliminary proposal early in the week of April 10, 2016.

On April 7, 2016, representatives of Party B informed representatives of Qatalyst Partners that because of concerns regarding the size and growth prospects of the Company’s current markets and its recent financial performance, Party B was not interested in pursuing a strategic transaction with the Company.

On April 11, 2016, the Company and Oracle entered into an updated confidentiality agreement that was substantially identical to the prior confidentiality agreement between the parties that had expired in February. Following the termination of the October 2014 discussions between Oracle and the Company until this time, Oracle was not given access to any nonpublic information concerning the Company. On the same day, the Company’s management gave a presentation to representatives of Oracle on the Company’s recently completed fiscal quarter and other diligence matters. A representative of Oracle indicated that it would submit a revised proposal to the Company in the coming days. Also on that day, a representative of Oracle informed a representative of the Company that it was important to Oracle that Mr. Yates and Mr. Laskey remain with the Company following the closing of the possible transaction. However, no proposals or material details were discussed.

Later that day, representatives of Party E informed Qatalyst Partners that Party E was not interested in pursuing a strategic transaction with the Company at this time because it did not believe it could move quickly enough to acquire a company the size of the Company.

On April 12, 2016, representatives of Party C informed Qatalyst Partners that Party C was not interested in pursuing a strategic transaction with the Company.

On April 13, 2016, representatives of Qatalyst Partners contacted representatives of Party D to discuss Party D’s interest in pursuing a strategic transaction with the Company. Representatives of Party D indicated that it would not be able to review the opportunity internally until the following week and then it would take another couple of weeks to develop its view on the appropriate valuation of the Company. Representatives of Qatalyst Partners informed representatives of Party D that it should act on a more accelerated time frame if it wished to pursue a strategic transaction with the Company.

On April 14, 2016, a representative of Oracle contacted a representative of Qatalyst Partners and stated that Oracle was prepared to increase its proposal to acquire the Company to $10.30 per Share in cash, subject to completion of satisfactory due diligence, negotiation of a satisfactory definitive agreement, final approval of Oracle’s board of directors and entering into an exclusive negotiation period ending on May 6, 2016. The Oracle representative indicated to the representative of Qatalyst Partners that this was Oracle’s best and final offer, it would expire on April 17, 2016, and, that if the Company did not agree to exclusive negotiations by the expiration date, Oracle would pursue other strategic opportunities. Later that day, representatives of Qatalyst Partners received the revised written, non-binding proposal from representatives of Oracle setting forth such terms (the “April 14 Proposal”), together with a letter requesting exclusivity through May 6, 2016.

On April 15, 2016, representatives of Qatalyst Partners informed representatives of Party D that the Company’s process was moving more quickly than anticipated, and that Party D would need to submit a proposal before the end of the coming weekend if Party D wanted to pursue a strategic transaction with the Company. Representatives of Party D informed representatives of Qatalyst Partners that it could not consider a strategic transaction with the Company on the accelerated timetable, and therefore declined interest.

Later that day, the Board held a meeting to discuss, among other things, the April 14 Proposal, the status of the solicitation of selected strategic partners and management’s standalone plan. The Company’s management and representatives of Qatalyst Partners and Goodwin Procter were in attendance. Representatives of Qatalyst Partners discussed with the Board certain financial aspects of the April 14 Proposal, advising the Board that Oracle indicated this was its best and final offer and that Oracle was prepared to move expeditiously to negotiate and sign a definitive agreement by May 5, 2016. Representatives of Qatalyst Partners also reviewed with the Board the status of discussions with the other strategic companies that had been approached, referencing that none of the parties had expressed an interest in pursuing a strategic transaction with the Company other than potentially Party D, which had subsequently declined interest. Representatives of Qatalyst Partners further discussed with the Board various financial metrics and valuations tools that a financial sponsor would utilize to evaluate a possible strategic transaction with the Company. As a result of this discussion and the related discussions at previous Board meetings, the Board reaffirmed its decision not to contact potential financial sponsors, including Party A. The Board further discussed the advantages and risks of the proposed transaction that are described in “Reasons for the Recommendation of the Board” beginning on page 18 of this Schedule 14D-9. In light of these discussions, the Board concluded that Oracle’s improved and final offer would, if consummated, provide greater certainty of value (and less risk) to the Company’s stockholders relative to the potential trading price of the Shares over a longer period after accounting for the long-term risks to the Company’s business resulting from operational execution risk and evolving industry dynamics. The Board also discussed that it was only willing to agree to an exclusivity period with Oracle because the Board was reasonably satisfied that the outreach would yield no other potential strategic parties. After considering the Company’s strategic alternatives to the Oracle transaction and the Company’s ability to continue as a standalone company, the Board directed the Company’s management and its advisors to continue discussions with Oracle in accordance with the April 14 Proposal, including entering into the exclusivity letter with Oracle.

On April 16, 2016, a representative of Qatalyst Partners telephoned a representative of Oracle and indicated that the Board was prepared to enter into the exclusivity letter that accompanied the April 14 Proposal. Later that day, the Company and Oracle executed the exclusivity letter pursuant to which the parties agreed to negotiate exclusively until May 6, 2016, which was a shorter period than originally proposed by Oracle.

Starting on April 16, 2016 and continuing through May 1, 2016, the Company granted Oracle access to an electronic due diligence data room, and representatives of the Company and Oracle engaged in various due diligence discussions concerning the Company’s business, including numerous meetings and teleconferences held between the representatives and legal advisors to the respective companies. The Company also provided to Oracle certain financial projections regarding the Company for the fiscal years 2016—2018, which was materially consistent with the operating model that the Company’s management had prepared and provided to the Board on April 5, 2016 (see “—Certain Prospective Financial Information About Opower” on page 27 of this Schedule 14D-9 for further detail).

Between April 22, 2016 and May 1, 2016, representatives of Oracle, representatives of the Company, Weil, Gotshal & Manges, LLP, counsel to Oracle (“Weil Gotshal”) and Goodwin Procter negotiated the terms of the definitive Merger Agreement and the Tender and Support Agreements.

On April 28, 2016, the Board held a meeting to discuss, among other things, the status of discussions with Oracle. The Company’s management and representatives of Goodwin Procter were in attendance. During this meeting, representatives of Goodwin Procter provided an update on the status of the negotiations of the terms of the Merger Agreement.

On May 1, 2016, the Board held a meeting to discuss the final terms of the proposed transaction and proposed definitive Merger Agreement and related documents. In attendance at that meeting were members of the Company’s management, representatives of Qatalyst Partners and representatives of Goodwin Procter. Representatives of Goodwin Procter again reviewed with the Board its fiduciary duties and reviewed with the Board the material terms of the proposed Merger Agreement and the Tender and Support Agreements. Representatives of Qatalyst Partners reviewed with the Board its financial analysis of the $10.30 per Share cash consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated May 1, 2016, to the Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in such opinion, the $10.30 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than (i) Oracle, Parent or any affiliates of Oracle or Parent and (ii) holders of Shares who have executed and delivered a Tender and Support Agreement) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the opinion of Qatalyst Partners, dated as of May 1, 2016, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference in its entirety in this Schedule 14D-9 (see also the section titled “—Opinion of the Company’s Financial Advisor” on page 21 of this Schedule 14D-9).

The Board further discussed the advantages and risks of the proposed transaction that are described in “Reasons for the Recommendation of the Board” beginning on page 18 of this Schedule 14D-9. After further discussion, the Board unanimously: (a) determined that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s stockholders; (b) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (c) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (d) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; and (e) took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender and Support Agreements.

Later in the evening on May 1, 2016, all signatories to the Tender and Support Agreements executed such agreements and the Merger Agreement was executed. On the morning of May 2, 2016, before the stock market opened, the Company and Oracle each announced the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company’s stockholders tender their Shares in response to the Offer:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a 30% premium to the trading price at which the Shares closed on April 29, 2016, the last trading day before the execution by the Company and Oracle of the Merger Agreement;

•	the fact that the Offer Price represents a 51% premium to the price at which the Shares closed on April 4, 2016, 20 trading days before the execution by the Company and Oracle of the Merger Agreement; and

•	the Board’s belief that it had obtained Oracle’ best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which was not feasible to quantify numerically). In this regard, the Board considered that the Company had reduced its projections for revenue growth and adjusted EBITDA (as defined below) for the quarter ending March 31, 2016 and its projections for revenue growth for the twelve months ending December 31, 2016. The Board also considered the effects of the setbacks the Company experienced in the first quarter of 2016, the execution risks in adding customer care offerings to the Company’s core energy efficiency platform and the increased competition in the Company’s business outside of North America.

•	Strategic Process. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest price that was reasonably attainable. The Board also considered the process through which the Company, with the assistance of its financial advisor, engaged in or sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or acquisition of the Company.

•	Cash Consideration; Certainty of Value. The Board considered the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

•	No Financing Condition. The Board considered the representation of Oracle and Purchaser that they would have sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement and that the Offer and the Merger is not subject to a financing condition.

•	Opinion of the Company’s Financial Advisor. The Board considered the oral opinion of Qatalyst Partners rendered to the Board, subsequently confirmed in writing, that as of May 1, 2016, and based upon and subject to the considerations, limitations, and other matters set forth therein, the consideration to be received by holders of Company Common Stock, other than (i) Oracle Corporation, Parent or any affiliates of Oracle Corporation or Parent and (ii) holders of Company Common Stock who have executed and delivered a Tender and Support Agreement, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

•	The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger (including from potential purchasers previously identified in connection with the Company’s strategic alternatives process, none of which are subject to standstill provisions that would prevent them from making such an offer), the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of the Company and Oracle and the $20 million termination fee payable by the Company under certain circumstances (which the Board believed was reasonable relative to termination fees in transactions of a similar size) would not likely preclude competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer.

•	Conditions to the Consummation of the Offer and Merger; Likelihood of Closing the Merger. The Board considered that the consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of Shares such that Oracle will own at least a majority of the outstanding Shares immediately following closing of the Offer. The Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

•	Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer for one or more periods until November 1, 2016, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Oracle or Purchaser).

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Tender and Support Agreements. The Board considered the fact that the Tender and Support Agreements with our directors and executive officers terminate in the event that the Company terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal following the termination of the Merger Agreement and payment to Oracle of a $20 million termination fee.

•	Business Reputation of Oracle. The Board considered the business reputation and capabilities of Oracle and its management and the substantial financial resources of Oracle and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Arms’ Length Negotiations. The Board considered the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are the product of arms’ length negotiations between the Company and the Board, with the assistance of their respective advisors, on the one hand, and Oracle, with the assistance of its advisors, on the other hand.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management of the Company and the Board, including, but not limited to the following:

•	the fact that the Company stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan;

•	the fact that the Exclusivity Agreement, the execution of which Oracle made a condition to its willingness to negotiate a possible acquisition of the Company, restricted the Company’s ability to solicit bids from other potential buyers during its period of exclusivity;

•	the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $20 million termination fee and/or expense reimbursement of up to $5 million to Oracle under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer;

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its customers, key partners, employees and other third parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationship with its development partners and other business relationships and the Company’s ability to attract and retain key management and personnel;

•	the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Oracle, the Company, or their respective affiliates regarding continued service with Oracle, the Company or their respective affiliates after the Effective Time, it is possible that Oracle, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor.

The Company retained Qatalyst Partners to act as financial advisor to the Board in connection with a potential transaction such as the Offer and the Merger and to evaluate whether the Offer Price to be received by the holders of Shares, other than (i) Oracle, Parent or any affiliates of Oracle or Parent and (ii) holders of Shares who have executed and delivered a Tender and Support Agreement, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Company selected Qatalyst Partners to act as its financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of Qatalyst Partners’ opinion in this Schedule 14D-9. At the meeting of the Board on May 1, 2016, Qatalyst Partners rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various considerations, limitations and other matters set forth therein, the Offer Price to be received by the holders of Shares, other than (x) Oracle, Parent or any affiliates of Oracle or Parent and (y) holders of Shares who have executed and delivered a Tender and Support Agreement, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated May 1, 2016, to the Board following the meeting of the Board.

The full text of Qatalyst Partners’ written opinion to the Board, dated May 1, 2016, is attached hereto as Annex A and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Board and addresses only, as of the date of the opinion, the fairness from a financial point of view, of the Offer Price to be received by the holders of Shares, other than (i) Oracle, Parent or any affiliates of Oracle or Parent and (ii) holders of Shares who have executed and delivered a Tender and Support Agreement, pursuant to the Merger Agreement, and it does not address any other aspect of the Offer or the Merger. It does not constitute a recommendation as to whether any holder of Shares should tender Shares in connection with the Offer and does not in any manner address the price at which Shares will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst Partners also reviewed certain forward-looking information prepared by the management of the Company, including financial projections and operating data of the Company (the “Opower Projections”, which are described in more detail below in the section entitled “—Certain Prospective Financial Information About Opower” on page 27 of this Schedule 14D-9). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. Qatalyst Partners also reviewed the historical market prices and trading activity for the Shares and compared the financial performance of the Company and the prices and trading activity of Shares with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by the Company. With respect to the Opower Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed, that the Opower Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. Qatalyst Partners assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, Qatalyst Partners assumed, that in connection with the receipt of all the necessary approvals of the Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Offer and Merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of May 1, 2016. Events occurring after such date may affect Qatalyst Partners’ opinion and the assumptions used in preparing the opinion, and Qatalyst Partners does not assume any obligation to update, revise or reaffirm the opinion. Qatalyst Partners’ opinion does not address the underlying business decision of the Company to engage in the Offer or the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to the Company. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares, other than (i) Oracle or any affiliates of Oracle or Parent and (ii) holders of Shares who have executed and delivered a Tender and Support Agreement, pursuant to the Merger Agreement, and Qatalyst Partners expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration, including, without limitation, any vesting, forfeiture or similar arrangements entered into by such persons in connection with the Offer and Merger or otherwise.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated May 1, 2016. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analyst projections for the Company (the “Analyst Projections”) as well as the Opower Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis.

Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a potential, present value of share values for the Shares as of March 31, 2016 by:

adding:

(a)	the implied net present value of the estimated future unlevered free cash flows of the Company, based on the Opower Projections, for the second through fourth quarters of calendar year 2016, and for calendar year 2017 through calendar year 2019 (which implied present value was calculated by using a range of discount rates of 10.0% to 14.0%, based on an estimated weighted average cost of capital for the Company);

(b)	the implied net present value of a corresponding terminal value of the Company, calculated by (i) applying a range of multiples of 14.0x to 22.0x to the estimated unlevered free cash flows of the Company for the calendar year 2020, based on the Opower Projections (assuming an effective tax rate of 31%, as provided by the Company’s management, and which tax rate excludes the effect of the Company’s estimated remaining tax attributes, as such tax attributes were separately valued), which values were discounted to an implied present value by using the same range of discount rates used in item (a) above, then (ii) adding the implied present value of the Company’s forecasted tax attributes outstanding at the end of calendar year 2019, based on the Opower Projections (discounted to present value using the same range of discount rates used in item (a) above); and

(c)	the Company’s net cash as of March 31, 2016, as provided by the Company’s management;

applying a dilution factor of approximately 19%, as projected by the Company’s management, to reflect the dilution to current stockholders over the projection period due to the effect of future equity compensation grants; and

dividing the resulting amount by the number of fully-diluted Shares outstanding (calculated utilizing the treasury stock method), adjusted for restricted stock units, stock options and unvested Shares outstanding as of April 27, 2016, as provided by the Company’s management.

Based on the calculations set forth above, this analysis implied a range of values for the Shares of approximately $8.27 to $12.71 per share.

Selected Companies Analysis.

Qatalyst Partners compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in the Company’s industry with, in addition to other characteristics selected by Qatalyst in its professional judgment, a similar business model, margin profile and growth rate to the Company.

Selected Companies	CY16E Revenue Multiples	CY17E Revenue Multiples
Castlight Health Inc.	2.4x	1.8x
LogMeIn, Inc.	4.4x	3.8x
RealPage, Inc.	3.2x	2.8x
FleetMatics Group PLC	3.9x	3.3x
Medidata Solutions Inc.	5.3x	4.4x
ChannelAdvisor Corp.	2.6x	2.2x
Intralinks Holdings, Inc.	1.9x	1.8x
SciQuest, Inc.	2.3x	2.1x
Jive Software, Inc.	1.1x	1.1x

Based upon research analyst consensus estimates for calendar years 2016 and 2017, and using the closing prices as of April 29, 2016 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully diluted enterprise value divided by estimated consensus revenue for the calendar years 2016 and 2017 (the “CY16E Revenue Multiples” and “CY17E Revenue Multiples”, respectively) for each of the selected companies. For the selected companies, the median CY16E Revenue Multiple was 2.6x and the median CY17E Revenue Multiple was 2.2x.

Based on an analysis of the CY16E Revenue Multiples for each of the selected companies, Qatalyst Partners selected a representative range of 2.0x to 4.0x and applied this range to estimates of the Company’s estimated revenue for calendar year 2016, based on each of the Opower Projections and the Analyst Projections. In addition, for the purpose of this analysis, Qatalyst Partners calculated the Company’s net cash as of December 31, 2015, as reflected in the Company’s annual report on form 10-K filed with the SEC on March 7, 2016 (the “Company 10-K”). Based on the calculations set forth above and the fully-diluted Shares outstanding (calculated utilizing the treasury stock method) adjusted for restricted stock units, stock options and unvested Shares outstanding, as provided by management of the Company as of April 27, 2016, this analysis implied a range of values for the Shares of approximately $7.02 to $12.25 per share based on the Opower Projections, and approximately $7.00 to $12.22 per share based on the Analyst Projections.

Based on an analysis of the CY17E Revenue Multiples for the selected companies, Qatalyst Partners selected a representative range of 1.75x to 3.75x and applied this range to estimates of the Company’s estimated revenue for calendar year 2017, based on each of the Opower Projections and the Analyst Projections. In addition, for the purpose of this analysis, Qatalyst Partners calculated the Company’s net cash as of December 31, 2015, as reflected in the Company 10-K. Based on the calculations set forth above and the fully-diluted Shares outstanding (calculated utilizing the treasury stock method) adjusted for restricted stock units, stock options and unvested Shares outstanding, as provided by management of the Company as of April 27, 2016, this analysis implied a range of values for the Shares of approximately $7.12 to $13.22 per share based on the Opower Projections, and approximately $6.92 to $12.79 per share based on the Analyst Projections.

No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis.

Qatalyst Partners compared ten selected transactions involving companies in the Company’s industry announced between April 2010 and April 2016. These transactions are listed below:

Announcement Date	Target	Acquirer	NTM Revenue Multiple
April 28, 2016	Textura Corp.	Oracle Corporation	6.1x
November 2, 2015	Constant Contact, Inc.	Endurance International Group Holdings, Inc.	2.3x
May 15, 2015	Rally Software Development Corp.	CA, Inc.	4.5x
May 5, 2015	Borderfree, Inc.	Pitney Bowes Inc.	2.8x
April 7, 2014	Vocus, Inc.	GTCR LLC	2.3x
March 5, 2012	Archipelago Learning, Inc.	Thoma Bravo, LLC	3.8x
January 17, 2012	Convio, Inc.	Blackbaud, Inc.	3.2x
December 8, 2011	DemandTec, Inc.	International Business Machines Corp.	4.4x
November 2, 2010	Art Technology Group, Inc.	Oracle Corporation	3.9x
April 6, 2010	Phase Forward Inc.	Oracle Corporation	2.5x

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully-diluted enterprise value of the target company as a multiple of analyst estimates of the next-twelve months revenue of the target company (“NTM Revenue Multiple”) as reflected in certain publicly available financial statements, research analyst reports and press releases.

Based on the analysis of the NTM Revenue Multiple for the transactions noted above, Qatalyst Partners applied an NTM Revenue Multiple range of 2.5x to 4.5x to the Company’s estimated next twelve months revenue based on Analyst Projections and measured from December 31, 2015. In addition, for the purpose of this analysis, Qatalyst Partners calculated the Company’s net cash as of December 31, 2015, as reflected in the Company 10-K. Based on the calculations set forth above, then adding the Company’s net cash as of December 31, 2015 and dividing the results by the fully-diluted Shares outstanding (calculated utilizing the treasury stock method) adjusted for restricted stock units, stock options and unvested Shares, as provided by management of the Company as of April 27, 2016, this analysis implied a range of values for the Shares of approximately $8.31 to $13.52 per share.

No company or transaction utilized in the selected transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and the Merger, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous.

In connection with the review of the Offer and the Merger by the Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of the Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares, other than (i) Oracle, Parent or any affiliates of Oracle or Parent and (ii) holders of Shares who have executed and delivered a Tender and Support Agreement, pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the price at which the Shares might actually trade.

Qatalyst Partners’ opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Offer Price to be received by the Company’s stockholders pursuant to the Offer and the Merger or of whether the Board would have been willing to agree to a different consideration. The Offer Price was determined through arm’s-length negotiations between the Company and Oracle and was approved by the Board. Qatalyst Partners provided advice to the Company during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Oracle or certain of their respective affiliates.

No compensation was paid to Qatalyst Partners or its affiliates by the Company, Oracle or Parent during the three year period prior to May 1, 2016; however, Qatalyst Partners and its affiliates may in the future provide investment banking and other financial services to the Company, Oracle or Parent and their respective affiliates for which they would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with a contemplated sale of the Company, which includes the proposed Offer and Merger, and for which it will be paid approximately $12 million, $75,000 of which was payable upon the execution of its engagement letter, approximately $2.5 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, consummation of the Offer. The Company has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under federal securities law, and certain expenses relating to or arising out of Qatalyst Partners’ engagement.

Certain Prospective Financial Information about Opower.

Opower does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the Offer and the Merger, however, Opower’s management prepared the Opower Projections. The Opower Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The Opower Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Opower’s independent registered public accounting firm has not compiled, examined, audited, or performed any procedures with respect to the Opower Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The table below presents a summary of the Opower Projections for the second through fourth quarters of calendar year 2016, and for calendar year 2017 through calendar year 2020 as prepared by Opower management and provided to the Board in its evaluation of the Offer and the Merger and to Qatalyst Partners for its use and reliance in connection with its financial analyses and opinion to the Opower Board as described above under the heading “—Opinion of the Company’s Financial Advisor.” Opower did not provide the Opower Projections to Oracle, except as otherwise set forth in this section. This summary of the Opower Projections is included solely to give Opower stockholders access to certain financial projections that were made available to the Board and Qatalyst Partners, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Summary Opower Projections table below is a summary of the Opower Projections as provided by Opower’s management to Qatalyst Partners on April 27, 2016 and to the Board on May 1, 2016. Such Opower Projections were the same in all material respects as those provided to the Board and Qatalyst Partners on April 5, 2016 and merely reflected Opower’s Q1 2016 actual results which were not materially different than the Q1 2016 estimates they replaced, except that Adjusted EBITDA was increased by approximately $2 million.

The Opower Projections for the second through fourth quarters of calendar year 2016, and for calendar year 2017 through calendar year 2020 were based on an operating model that management prepared and provided to the Board and Qatalyst Partners. On April 20, 2016, Opower provided to Oracle a subset of the financial information contained in the Opower Projections for the calendar years ending December 31, 2016 through December 31, 2018 from the Opower Projections. The Opower Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Opower’s control. The Opower Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Opower Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Opower Projections include, but are not limited to, the timing of client renewals, upgrades and expansions and introduction of new products, market acceptance of new products, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Opower Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Opower Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Opower’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Opower Projections were prepared. In addition, the Opower Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Opower Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Opower Projections. There can be no assurance that the financial results in the Opower Projections will be realized, or that future actual financial results will not materially vary from those in the Opower Projections.

The inclusion of the Opower Projections should not be regarded as an indication that Opower and/or any of its affiliates, officers, directors, advisors or other representatives consider the Opower Projections to be predictive of actual future events, and the Opower Projections should not be relied upon as such. None of Opower and/or its affiliates, officers, directors, advisors or other representatives gives any stockholder of Opower or any other person any assurance that actual results will not differ materially from the Opower Projections, and, except as otherwise required by law, Opower and/or its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Opower Projections to reflect circumstances existing after the dates on which the Opower Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Opower Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Opower Projections, Opower stockholders are cautioned not to place undue, if any, reliance on the Opower Projections.

Summary Opower Projections

	(in millions) (1)
	Q2-Q4 2016E	CY2017E	CY2018E	CY2019E	Terminal CY2020E
Revenue	$125	$188	$224	$266	$313
Adjusted EBITDA (2)	0	10	29	45	66
Operating Income (Loss) (3)	(9)	(3)	16	32	51
NOPAT (4)	(10)	(3)	15	32	36
Unlevered Free Cash Flow (5)	(4)	71	9	25	46

(1)	The projected financial data provided in this table has not been updated to reflect the Company’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for 2016 or any other period.
(2)	Adjusted EBITDA represents net income (loss) before (benefit)/provision for income taxes, interest expense, interest income, amortization of acquired intangible asset, depreciation and other amortization expense, and expenses related to stock-based compensation. EBITDA is a non-GAAP measure. The Company’s management included EBITDA in the Opower Projections because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and Adjusted EBITDA is not necessarily comparable with similar titles used by other companies.
(3)	Operating income (loss), as used in the Company’s projections, is a non-GAAP financial measure and excludes stock-based compensation expenses.
(4)

Net operating profit after taxes, or NOPAT, is a non-GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting the Company’s estimated taxes payable in cash. For the second through fourth quarters of calendar year 2016, and for calendar year 2017 through calendar year 2019, such amounts include the effect of the Company’s estimated tax attributes. For calendar year 2020, net operating profit after taxes assumes an effective tax rate of 31%, as provided by the

Company’s management, and which tax rate excludes the effect of the Company’s estimated remaining tax attributes, as such tax attributes were valued separately.
(5)	Unlevered free cash flow is a non-GAAP financial measure calculated by starting with net operating profit after taxes (as shown in the table above) and subtracting capital expenditures, investment in working capital and then adding back depreciation expense.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares into the Offer.

In addition, each of the directors and executive officers of the Company have entered into a Tender and Support Agreement, pursuant to which each has agreed, in his capacity as a stockholder of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” hereof under the heading “Arrangements between the Company, Parent, Purchaser and Oracle — Tender and Support Agreements.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that the directors and executive officers of the Company, each, in his capacity as a stockholder of the Company, entered into a Tender and Support Agreement, dated May 1, 2016, with Parent and Purchaser, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” hereof under the heading “Arrangements between the Company, Parent, Purchaser and Oracle — Tender and Support Agreements”.

Name	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Jeremy Kirsch	3/15/16	9,985	$6.1969	Sale effected pursuant to a Rule 10b5-1 trading plan
Jeremy Kirsch	3/14/16	31,816	$6.3894	Sale effected pursuant to a Rule 10b5-1 trading plan
Jeremy Kirsch	3/11/16	35,500	$6.162	Sale effected pursuant to a Rule 10b5-1 trading plan
Jeremy Kirsch	3/10/16	47,699	$6.0856	Sale effected pursuant to a Rule 10b5-1 trading plan

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the

Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, at the beginning of June 14, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was May 16, 2016). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Opower, Inc.

1515 North Courthouse Road, 8th Floor

Arlington, VA 22201

(703) 778-4544

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of

Chancery. Neither Oracle nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Oracle and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, the Tender and Support Agreements or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Oracle and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer, the Merger and the Tender and Support Agreement for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the Tender and Support Agreements.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Oracle of its Premerger Notification and Report Form with respect to the Offer, unless Oracle receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the HSR waiting period will be extended. Each of Oracle and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made prior to the date hereof.

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. Before or after Oracle’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Oracle or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company 10-K and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2016.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated May 16, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Oracle, Parent and Purchaser on May 16, 2016 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement dated May 16, 2016 (incorporated by reference to Exhibit (A)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release issued by Opower, Inc., on May 2, 2016 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Opower, Inc., with the SEC on May 2, 2016).

(a)(5)(B)	Press Release issued by Oracle Corporation on May 2, 2016 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(5)(C)	General Presentation issued by Oracle Corporation on May 2, 2016 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(D)	FAQ issued by Oracle Corporation on May 2, 2016 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Customer and Partner Letter issued by Oracle Corporation on May 2, 2016 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, among Opower, Inc., OC Acquisition LLC, Olympus II Acquisition Corporation and Oracle Corporation, dated May 1, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Opower, Inc. with the SEC on May 2, 2016).

(e)(2)	Confidentiality Agreement, dated as of April 11, 2016, between Opower, Inc. and Oracle Corporation.

(e)(3)	Exclusivity Agreement, dated as of April 16, 2016, between Opower, Inc. and Oracle Corporation.

(e)(4)	Form of Tender and Support Agreement, dated as of May 1, 2016, among OC Acquisition LLC, Olympus II Acquisition Corporation and the stockholders party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Opower, Inc. with the SEC on May 2, 2016).

(e)(5)	Opower, Inc. Amended and Restated 2007 Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to Opower, Inc.’s Form S-1 filed on March 3, 2014).

(e)(6)	Opower, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Opower, Inc.’s Form S-1 Registration Statement filed on March 3, 2014).

(e)(7)	Offer Letter between Opower, Inc. and Jeremy Kirsch, dated June 10, 2008 (incorporated by reference to Exhibit 10.9.1 of Opower, Inc.’s Form 10-K filed on March 13, 2015).

(e)(8)	Employment Agreement between Thomas Kramer and the Company, dated November 14, 2011 (incorporated by reference to Exhibit 10.7 of Opower, Inc.’s Form S-1 filed on March 3, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 16, 2016

Opower, Inc.

By:	/s/ Thomas Kramer
	Name:	Thomas Kramer
	Title:	Chief Financial Officer

ANNEX A

May 1, 2016

Board of Directors

Opower, Inc.

1515 North Courthouse Road, 8th Floor

Arlington, Virginia 22201

Members of the Board:

We understand that Opower, Inc. (the “Company”), Oracle Corporation (“Ultimate Parent”), OC Acquisition LLC, a Delaware limited liability company (“Parent”) and Olympus II Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of May 1, 2016 (the “Merger Agreement”), which provides for, among other things, (i) the commencement by Merger Sub of a tender offer (the “Offer”) for all outstanding shares of common stock of the Company, $0.000005 par value per share (“Company Common Stock”) in exchange for per share consideration equal to $10.30 in cash without interest (the “Offer Consideration”) and (ii) the subsequent merger of Merger Sub with and into the Company (the “Merger”, and together with the Offer, the “Transaction”). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares held in treasury by the Company and shares held by Ultimate Parent, Parent, Merger Sub or any Subsidiary of the Company immediately prior to the effective time of the Merger and shares as to which appraisal rights have been properly demanded and not lost, will be converted into the right to receive the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of shares of Company Common Stock, other than (i) Ultimate Parent, Parent or any affiliates of Ultimate Parent or Parent and (ii) holders of Company Common Stock who have executed and delivered a Tender and Support Agreement (as defined in the Merger Agreement) (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents, and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information prepared by management of the Company, including financial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the

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best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company, Ultimate Parent or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company, Ultimate Parent or Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Ultimate Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Common Stock in connection with the Offer and does not in any manner address the price at which Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration; including, without limitation, any vesting, forfeiture or similar arrangements entered into by such persons in connection with the Transaction or otherwise.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ Qatalyst Partners LP

QATALYST PARTNERS LP

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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